Filed Pursuant to Rule 424(b)(3)
Registration No. 333-100044

APPLE HOSPITALITY FIVE, INC.

STICKER SUPPLEMENT FOR
SUPPLEMENT NO. 1 DATED JANUARY 22, 2003
TO BE USED WITH
PROSPECTUS DATED DECEMBER 11, 2002

SUMMARY OF SUPPLEMENT TO PROSPECTUS
(SEE SUPPLEMENT FOR ADDITIONAL INFORMATION)

Supplement No. 1 dated January 22, 2003:

(1)	Reports on our acquisition of an extended-stay hotel in Houston, Texas containing 120 suites for a gross purchase price of $14.3 million.
(2)	Provides certain other information about the hotel and about us.

As of January 3, 2003, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus. In connection with our recent hotel acquisition, we paid 2% of the gross purchase price, which equals $286,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.